UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF JULY 2021
COMMISSION FILE NUMBER 000-20115
METHANEX CORPORATION
(Registrant’s name)
SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

METHANEX CORPORATION

MATERIAL CHANGE REPORT

FORM 51-102F3

1.NAME AND ADDRESS OF COMPANY

Methanex Corporation
1800 Waterfront Centre
200 Burrard Street
Vancouver, British Columbia V6C 3M1

2.DATE OF MATERIAL CHANGE

July 16, 2021

3.NEWS RELEASE

The news release announcing the material change described herein was issued and disseminated on July 16, 2021 in Canada and the United States through the facilities of a newswire service.

4.SUMMARY OF MATERIAL CHANGE

Methanex Corporation (“Methanex” or the “Company”) announced that its Board of Directors unanimously approved two key decisions aligned with its capital allocation priorities:

•A restart of construction on the Company’s advantaged Geismar 3 project, and
•A reset of the quarterly dividend to US$0.125 per share from US$0.0375 per share.

5.FULL DESCRIPTION OF MATERIAL CHANGE

5.1        FULL DESCRIPTION OF MATERIAL CHANGE

Methanex announced that it will restart construction on the Company’s Geismar 3 Project. Geismar 3 is a unique project with significant capital and operating cost advantages and the Company’s only major growth capital project expected over the next few years. The Company expects that its future cash generation capability will be enhanced by Geismar 3 and support a substantial increase in its shareholder distribution potential in the years to come.

Methanex’s Board of Directors has approved an increase in its quarterly dividend to US$0.125 per share from US$0.0375 per share. The increased dividend will apply to the dividend payable on September 30, 2021 to holders of common shares of record on September 16, 2021.

The Company is of the view that the timing is right to restart construction on the Geismar 3 project as the methanol industry outlook is positive, it has a strong financial position to fund the project and the project has been significantly de-risked and is well positioned to be completed on-time and on budget. The Company believes that Geismar 3 will strengthen the Company’s asset portfolio as it will be one of its lowest cost plants, with access to abundant and low-cost natural gas and have one of the lowest CO2 emissions intensity profiles in the industry.

Methanex now estimates the total capital costs for the Geismar 3 project to be US$1.25 to US$1.35 billion, lower than its prior estimate of US$1.3 to US$1.4 billion. This revised estimate is based on a significant reduction in the project’s execution risk profile. The Company expects that approximately US$435 million will be committed to the project as of the end of Q3 2021 through the care and maintenance period and expects approximately US$800 to US$900 million of remaining capital costs after resuming construction in October 2021. Commercial operations are targeted for the end of 2023 or early 2024.

Methanex plans to fund construction of Geismar 3 with cash on hand and future cash flow (without incurring incremental debt) at methanol prices of approximately US$275 per tonne and higher. In addition, if sustained methanol prices are approximately US$325 per tonne or higher, the Company anticipates that it will have the ability to further de-lever and increase shareholder distributions during the Geismar 3 construction period.

5.2        DISCLOSURE FOR RESTRUCTURING TRANSACTIONS

Not applicable.

6.RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

Not applicable.

7.OMITTED INFORMATION

Not applicable.

8.EXECUTIVE OFFICER

For further information, contact:

Kevin Price
General Counsel & Corporate Secretary
604-661-2658

9.DATE OF REPORT

July 22, 2021

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: July 22, 2021	By:	/s/ KEVIN PRICE
		Name:	Kevin Price
		Title:	General Counsel & Corporate Secretary